Jonas Wood (b. 1977)



Houseplants are one of Jonas Wood's favorite and commercially desirable subjects. Three out of his top five auction records feature houseplants.

INVESTMENT THESIS

Initial Offering Price
$722,000

Offering Circular
sec.gov

Similar Sales | Record Price



$1.0m
$0.8m
$0.6m
$0.4m
$0.2m
$0.0m
17
18
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21

Price Appreciation of Similar Works
21.4%

Sharpe Ratio (2013-2023)	watch video
Jonas Wood	Not enough data
All Art	0.28
S&P 500	0.82

46% Progress

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Jonas Wood

(b. 1977)

Why we like this offering

1. The Artwork is a striking, medium-scale example from Jonas Wood's clippings paintings. In this series, Wood "clips" houseplants from earlier works and repaints them out of the context of their pots or domestic surroundings just as one would harvest a plant clipping.
2. Auction records for artworks similar in scale and subject are led by *Collaboration Appropriation 4* (2015), which sold for $1,031,067 (£795,000) at Sotheby's in February 12, 2020, and *Mini Purple Bball Orchid* (2021), which sold for $870,000 at Christie's in November 2021.
3. Early, large-scale works from Jonas Wood's clippings series have achieved impressive numbers at auction, which are led by *Clipping A3 (Red and Yellow Orchid)* (2013), which sold for $1,623,000 at Sotheby's New York on March 11, 2022.
4. Earlier paintings by Jonas Wood of plant clippings became the topic of a solo exhibition in 2013 titled Jonas Wood: Clippings at Lever House in New York.
5. The Artwork is a vertically-oriented canvas painting of a flowering orchid clipping against a flat, black background. The orchid appears to be full of life with six white, speckled blooms, a bright green stem, teal leaves, and the beginnings of a gray-brown root system.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2022 Total Auction Sales	2022 Auction Lots Sold	All Time Record Price
$7,823,529	43	$5,400,000

Turnover by Year


18.4M
13.8M
9.2M
4.6M
11 12 13 14 15 16 17 18 19 20 21 22

Lots Auctioned


Sold
Unsold
74
55.5
37
18.5
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price	**$722,000**
Offering Circular	sec.gov/edgar

Painting





About Jonas Wood

Jonas Wood (b. 1977, Boston) is one of the most important ultra-contemporary artists working today. Wood's art is described as boldly colorful and graphic, and shows influences from various post-war art movements. His fascination with contemporary objects and interiors speak to his personal life and experiences.

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JONAS
WOOD

b. 1977, UNITED STATES



$722,000
INITIAL OFFERING

21.4%
ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]

64.4%
RECORD PRICE APPRECIATION[3]

26.2%
ANNUAL MEDIAN REPEAT SALES APPRECIATION[4]

Oil on canvas | 40 × 30 in.

Wood is an internationally renowned contemporary American artist best known for his bold quasi-abstract prints, drawings, and paintings of interiors, portraits, and still lives of pots, basketballs, and other pop culture paraphernalia.

The Artwork is a striking, medium-scale example from Jonas Wood's clippings paintings. In this series, Wood "clips" houseplants from earlier works and repaints them out of the context of their pots or domestic surroundings just as one would harvest a plant clipping. Earlier paintings by Jonas Wood of plant clippings became the topic of a solo exhibition in 2013 titled Jonas Wood: Clippings at Lever House in New York. Jonas Wood explains why he paints plant clippings: "I'm presenting these forms in the same way that I would represent something like a pot on a table with a plant in it.… The table is gone and the floor plane is completely erased…I am removing them from a painting and making them independent…These plant paintings are exploring shape and repetition in the same way as Alexander Calder—through suspension in space… The plant paintings are refined, simplified forms of just shape and color with only a touch of representation." The same orchid clipping in the Artwork also appears in an editioned Jonas Wood lithograph from his collaboration appropriation series titled, Double Basketball Orchid 2 (State II) (2020), which indicates the artist's affinity to the subject. Early, large-scale works from Jonas Wood's clippings series have achieved impressive numbers at auction, which are led by Clipping A3 (Red and Yellow Orchid) (2013), which sold for $1,623,000 at Sotheby's New York on March 11, 2022. Houseplants are one of Jonas Wood's favorite and commercially desirable subjects. Three out of his top five auction records feature houseplants. The Artwork is a vertically-oriented canvas painting of a flowering orchid clipping against a flat, black background. The orchid appears to be full of life with six white, speckled blooms, a bright green stem, teal leaves, and the beginnings of a gray-brown root system. Auction records for artworks similar in scale and subject are led by Collaboration Appropriation 4 (2015), which sold for $1,031,067 (£795,000) at Sotheby's London on February 12, 2020, and Mini Purple Bball Orchid (2021), which sold for $870,000 at Christie's New York on November 12, 2021.

Jonas Wood is represented internationally by Gagosian, David Kordansky Gallery, Karma Gallery, and Anton Kern Gallery. He has been the subject of exhibitions at the Dallas Museum of Art, Museum Voorlinden in Wassenaar, the Netherlands, Lever House in New York, Hammer Museum in Los Angeles, Museum of Contemporary Art in Los Angeles, Musée d'art contemporain de Lyon, among many others. His painting, prints, and drawings are also held in many prestigious permanent collections including the Hirshhorn Museum and Sculpture Garden in Washington, D.C., Hammer Museum in Los Angeles, Metropolitan Museum of Art in New York, San Francisco Museum of Modern Art, Guggenheim Museum in New York, The Broad in Los Angeles, Museum of Modern Art in New York, and Whitney Museum of American Art in New York. The artist's market has seen increasing growth throughout his career and in 2023, his paintings have reached the highest average price to date this year at over $1.1 million, a 45% increase from 2022. The artist's auction records are led by Two Tables with Floral Pattern (2013), which sold for $6,510,000 at Christie's New York on May 11, 2021, followed by Japanese Garden 3 (2019), which sold for $4,928,500 at Christie's New York on May 15, 2019, and Yellow Still Life with Grating (2016), which sold for $4,652,470 (HKD 36,250,000) at Christie's Hong Kong on December 1, 2021.

THE ARTIST'S AUCTION RECORDS ARE LED BY TWO TABLES WITH FLORAL PATTERN (2013), WHICH SOLD FOR $6,510,000 AT CHRISTIE'S NEW YORK ON MAY 11, 2021, FOLLOWED BY JAPANESE GARDEN 3 (2019), WHICH SOLD FOR $4,928,500 AT CHRISTIE'S NEW YORK ON MAY 15, 2019, AND YELLOW STILL LIFE WITH GRATING (2016), WHICH SOLD FOR $4,652,470 (HKD 36,250,000) AT CHRISTIE'S HONG KONG ON DECEMBER 1, 2021.


1,031,067
870,000
558,505
478,095
420,500
404,670
432,933
387,041
325,733
286,783
187,500
83,496
3/2/2017
3/9/2017
5/19/2017
3/31/2018
5/27/2018
10/6/2019
2/12/2020
10/23/2020
12/3/2020
10/10/2021
11/12/2021
12/9/2021
Implied Historical Growth

Jonas Wood (b. 1977, Boston) is an internationally renowned contemporary American artist best known for his bold quasi-abstract prints, drawings, and paintings of interiors, portraits, and still lives of pots, basketballs, and other pop culture paraphernalia. The twentieth-century art Wood was exposed to through his grandfather's art collection, which featured works by Francis Bacon, Alexander Calder, Jim Dine, Robert Motherwell, Larry Rivers, and Andy Warhol, among others, made a lasting impression on him. In 1999, Wood graduated from Hobart and William Smith Colleges in Geneva, New York, where he majored in psychology and minored in studio art, creating collage-based works and montaged photographs. He went on to earn his MFA in drawing and painting from the University of Washington, Seattle, in 2002. Upon graduating, the artist moved to Los Angeles. He worked for the painter Laura Owens for a few years before dedicating himself to his own studio practice. He began sharing a studio with his wife Shio Kusaka, a ceramics artist whose vessels frequently show up in his artworks. Wood also draws inspiration from their growing art collection, which features works by Alighiero Boetti, Michael Frimkess and Magdalena Suarez Frimkess, Mark Grotjahn, and Ed Ruscha. He seamlessly blends personal mementos, art historical references, pop culture motifs, and tropical houseplants in vibrant, flattened interior and still life paintings. In 2010, the artist held his first solo exhibition at the Hammer Museum in Los Angeles. The exposure he received from this exhibition led him to work on a series of major public commissions in the following years: a mural for the High Line in New York and the façades of LAXART and the Museum of Contemporary Art in Los Angeles. In 2019, Phaidon published a comprehensive monograph about the artist. As of August 16, 2023, Wood continues to live and work in Los Angeles, California.





JONAS WOOD



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Jonas Wood with the following criteria: Canvas paintings of single pots with flowers, clippings, and basketballs that measure between 20 inches by 20 inches and 65 inches by 65 inches. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 21.4% CAGR implied from selected sales occurring from March 2, 2017, to December 9, 2021

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Jonas Wood have a record price compound annual growth rate ("CAGR") of 64.4% from November 12, 2013 to June 30, 2023. This calculation is based on (i) a record price of $45,000 on November 12, 2013, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $5,400,000, the most recent record price as of June 30, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Jonas Wood is 26.2%, which is based on 6 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Jonas Wood was November 12, 2013 and ending on the last date a repeat sale occurred for such artist, which in the case of Jonas Wood was May 28, 2023. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

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